Exhibit 99-3
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KOOR INDUSTRIES DISCONTINUES NEGOTIATIONS TO SELL TELRAD NETWORKS


Tel Aviv, Israel - June 12, 2007 - Koor Industries Ltd. (NYSE: KOR), a leading Israeli holding company, announced today that following its press release from May 8, 2007, it has discontinued the negotiations for the sale of its entire 61% shareholding in Telrad Networks Ltd.

ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

COMPANY CONTACT                                    IR CONTACTS
Oren Hillinger, Finance Director                   Ehud Helft / Kenny Green
Koor Industries Ltd.                               GK Investor Relations
Tel:  972 3 607 - 5111                             Tel: 1 866 704 - 6710
Fax:  972 3 607 - 5110                             Fax: 972 3 607 - 4711
oren.hillinger@koor.com                            info@gkir.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.